K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 28, 2014

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: GuideStone Funds: Conservative Allocation Fund, Balanced Allocation Fund, Growth Allocation Fund, Aggressive Allocation Fund, Conservative Allocation Fund I, Balanced Allocation Fund I, Growth Allocation Fund I, Aggressive Allocation Fund I, Money Market Fund, Low-Duration Bond Fund, Medium-Duration Bond Fund, Extended-Duration Bond Fund, Inflation Protected Bond Fund, Global Bond Fund, Defensive Market Strategies Fund, Equity Index Fund, Real Estate Securities Fund, Value Equity Fund, Growth Equity Fund, Small Cap Equity Fund, International Equity Fund, Real Assets Fund, Flexible Income Fund, Emerging Markets Equity Fund, Global Natural Resources Equity Fund, MyDestination 2005 Fund, MyDestination 2015 Fund, MyDestination 2025 Fund, MyDestination 2035 Fund, MyDestination 2045 Fund and MyDestination 2055 Fund (collectively, the “Funds”).

Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A (File Nos. 333-53432 and 811-10263)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the above-named series of GuideStone Funds, a Delaware statutory trust (the “Trust”), pursuant to the Securities Act of 1933, as amended (“1933 Act”), and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, is Post-Effective Amendment No. 40 to the Trust’s Registration Statement under the 1933 Act on Form N-1A, and Post-Effective Amendment No. 53 under the Investment Company Act of 1940 (the “Post-Effective Amendment”). The Post-Effective Amendment includes a conformed signed signature page, the manually signed original of which is maintained at the office of the Trust.

Division of Investment Management

February 28, 2014

The Trust is filing the Post-Effective Amendment, among other things, to reflect certain changes to the prospectus and statement of additional information of the Funds, including: (1) changing the names of the share classes from GS2 Class and GS4 Class to Institutional Class and Investor Class, respectively; (2) changing the name of the Funds’ Adviser from GuideStone Capital Management to GuideStone Capital Management, LLC to reflect an internal reorganization of the Adviser; (3) the addition of heightened interest rate risk disclosure for those Funds that are exposed to interest rate risk in accordance with recent staff guidance; (4) modifying the investment strategy for the Money Market Fund to indicate that the Fund may invest in securities issued or guaranteed by municipalities; (5) modifying the investment strategy for Low-Duration Bond Fund and Medium Duration Bond Fund to indicate that the Funds may invest in certain repurchase agreements; (6) adding emerging market risk to the Principal Investment Risks section for Inflation Protected Bond Fund; (7) modifying certain of the principal investment strategies for Defensive Market Strategies Fund to include an Options Equity Strategy that seeks to capture potential value imbedded in options pricing while holding a portfolio that is lower volatility than the broader U.S. equity markets; and (8) modifying the principal investment strategy of the Small Cap Equity Fund to eliminate the Fund’s ability to invest in Russell 2000 Index Derivative Instruments. We have also made other, non-material, clarifying, updating or stylistic changes to the Funds’ prospectus and SAI. The Post-Effective Amendment will become effective on May 1, 2014 in accordance with Rule 485(a)(1) under the 1933 Act.

The Registrant will file by subsequent amendment its financial statements for the fiscal year ended December 31, 2013 as well as other information permitted to be included in such an amendment by Rule 485(b) under the 1933 Act. Pursuant to Rule 472(a) under the 1933 Act, the Amendment has been marked to reflect the changes effected by the Amendment.

Please contact the undersigned at (202) 778-9220 with any questions or comments you may have on this filing. Thank you for your attention to this matter.

Sincerely,

/s/ Eric S. Purple

Eric S. Purple